Exhibit 99.1

CENTRAL FUND OF CANADA LIMITED

Oppression Application Commenced Against Central Fund of Canada Limited

June 25, 2015

Central Fund of Canada Limited ("Central Fund") (Symbols: NYSE MKT - CEF, TORONTO - CEF.A and CEF.U) announced today that an application has been filed in the Court of Queen’s Bench of Alberta against Central Fund and its directors seeking certain relief under the Business Corporations Act (Alberta) including on the ground of oppression. The application was commenced by a numbered company, 1891868 Alberta Ltd., that claims to be a wholly-owned subsidiary of Sprott Asset Management LP ("Sprott").

As set out in Central Fund's June 18, 2015 press release, Central Fund received a requisition stated to be on behalf of registered holders and/or beneficial owners of not less than 5% of the issued and outstanding Class A non-voting shares in the capital of Central Fund, asking that the Board of Directors call a special meeting of holders of Class A shares for the purposes of considering, among other things, (i) advisory resolutions in respect of Central Fund exercising the option to terminate the Amended and Restated Administrative and Consulting Agreement between Central Fund and The Central Group Alberta Ltd. ("CGAL"), pursuant to which CGAL administers the business and affairs of Central Fund, (ii) an advisory resolution directing the Board to consider the desirability of implementing redemption features that would allow for the redemption of Class A Shares for physical bullion, (iii) a special resolution of the holders of Class A Shares to amend the articles of Central Fund to provide for voting rights for Class A shares, and (iv) the removal of the incumbent directors of Central Fund from office and electing to the Board nominees submitted by Sprott.

In the application, the applicant numbered company requests that the Court order that (i) a meeting of the holders of Class A shares be called, held and conducted in the manner set out in the requisition, (ii) the Court restrain the respondents from taking steps to prevent the Class A shareholders from adopting the resolutions set out in the requisition, and (iii) orders giving effect to the matters raised in the requisition. The application is initially returnable on July 2, 2015.

As disclosed by Central Fund in its press release dated June 20, 2015, Central Fund has formed a Special Committee of independent directors to review and evaluate the merits of the requisition in order to make recommendations to the Board about the appropriate action to be taken in response to the requisition. The Special Committee continues to review the appropriateness of the requisition and the merits of the proposals set out in the requisition.

The Special Committee has retained Bennett Jones LLP as counsel to the Committee.

About Central Fund

Central Fund of Canada Limited (est.1961) is a specialized investment holding company which invests primarily in long-term holdings of unencumbered, allocated and physically segregated gold and silver bullion and does not speculate in gold and silver prices. At June 24, 2015, the Class A shares of Central Fund were backed 99.6% by gold and silver bullion and may be purchased or sold with ease on either the NYSE MKT (Symbol: CEF) or The Toronto Stock Exchange (Symbols: CEF.A in Canadian dollars and CEF.U in U.S. dollars).

For further information please contact:

J.C. Stefan Spicer, Chairman, President & CEO

Email: info@centralfund.com

Website: www.centralfund.com

Telephone: 905-648-7878